May 3, 2012

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Compass EMP Funds Trust (File No. 811-22696)

Dear Sir/Madam:

On behalf of Compass EMP Funds Trust (the “Trust”), we hereby electronically file, pursuant to Section 8(b) of the Investment Company Act of 1940, its Registration Statement on Form N-1A.  The Trust filed its Form N-8A on April 19, 2012 (SEC Accession No. 0000910472-12-001162).  The Registration Statement is being filed in connection with the registration of several series of the Trust.

If you have any questions, please contact JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Michael D. Barolsky

Michael D. Barolsky, Esq.

853204.1